UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Adobe Systems Incorporated
(Exact name of registrant as specified in its charter)

Delaware	0-15175	77-0019522
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

345 Park Avenue
San Jose, California 95110-2704
(Address of principal executive offices) (Zip code)

Michael Dillon (408) 536-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

This Form SD of Adobe Systems Incorporated (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2016.

The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process is included in our Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at
“http://www.adobe.com/corporate-responsibility/corporate-responsibility-reports.html”.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ADOBE SYSTEMS INCORPORATED

By:	/s/ Michael Dillon
Michael Dillon
Executive Vice President, General Counsel &
Corporate Secretary

Date: May 19, 2017

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.